Exhibit 1.2

NOTICE OF
SHAREHOLDERS’ MEETING

Notice is hereby given that the ordinary and extraordinary shareholders’ meeting (single call) will be held at Campari Academy, Via Campari 23, Sesto San Giovanni (Milan), at 9.30 am on Friday, 27 March 2020, to resolve the following

Agenda

Ordinary session
1.	Reconstitution of the Board of Auditors; appointment of an alternate auditor;
2.	Approval of the annual financial statements for the year ending 31 December 2019 and related resolutions;
3.	Remuneration report pursuant to art. 123-ter of Legislative Decree 58/98:
(i) approval of the remuneration policy; and
(ii) approval of the remuneration paid.
4.	Approval of the stock option plan pursuant to art.114-bis of Legislative Decree 58/98;
5.	Authorisation to buy and/or sell treasury shares.
Extraordinary session
6.	Proposal to transfer the Company’s registered office to Amsterdam (the Netherlands). Related resolutions, including the adoption of new articles of association in accordance with Dutch law.

1. Share capital
The subscribed and paid-up capital totals € 58,080,000.00 and is represented by 1,161,600.00 ordinary shares with voting rights and a nominal value of € 0.05 per share. No shares of any other category apart from ordinary shares have been issued.
The total amount of the voting rights will be published on the Company’s website within the terms set forth under art. 85-bis of the Issuer Regulation (‘IR’).

2. Eligibility and procedure for exercising rights connected with shareholders’ meetings
Pursuant to art. 11 of the Articles of Association and art. 83-sexies of Legislative Decree 58/98 (‘TUF’), each holder of at least one share at the end of the accounting day of 18 March 2020 (the record date) and for which the Company has received the relevant notification from the intermediary, is entitled to attend shareholders’ meetings and to exercise voting rights. All those who become shareholders as a result of registrations made after the above-mentioned date will not be entitled to attend shareholders’ meetings or to exercise voting rights.

Notification by the intermediary, as mentioned at the beginning of the previous paragraph, must be received by the Company by 24 March 2020, although the individual will also be considered entitled to vote if such notification arrives by the start of the meeting proceedings at the latest.

3. Right to submit questions
Pursuant to art. 127-ter of the TUF, shareholders are entitled to ask questions on agenda items before the shareholders' meeting and, in any case, by 20 March 2020 at the latest. All questions must be sent via registered mail to the Company's registered office, for the attention of the Corporate Secretariat, or by e-mail to the certified e-mail address davidecamparimilano.ssg@pec.campari.com.
Only questions received by that date from shareholders with voting rights at 18 March 2020 (the record date) and which are strictly relevant to the agenda items will be considered.
Shareholders who have asked questions must request the intermediary to send specific notification to the Company at campari@pecserviziotitoli.it, confirming that the requester holds the shares and will do so at the record date (18 March 2020). Where notification of entitlement to attend shareholders' meeting has been requested from the intermediary, it will be sufficient to note on the request the reference of such notification where issued by the intermediary or, at the very least, the name of the intermediary.
After verifying the relevance of the questions and the entitlement of the requester, responses will be given to questions received by 20 March 2020 during the meeting at the latest; the relevant bodies have the option of providing a single answer to similar or related questions.
The Company reserves the right to make available on its website, prior to the shareholders’ meeting, questions and related answers to provide further details and information on the items on the agenda.

4. Right to add items to the agenda
Pursuant to art. 126-bis of the TUF, shareholders with voting rights that jointly or individually represent at least one fortieth of the share capital may, within ten days of publication of this notice, request the Company to add items to the agenda, indicating in their request the additional issues proposed, or make proposals relating to items already on the agenda.
Requests to add items to the agenda shall be considered invalid if even one of the following conditions is not met:
(i)
requests must be made in writing and sent by registered mail to the Company’s registered office, for the attention of the Corporate Secretariat, or to the certified email address: davidecamparimilano.ssg@pec.campari.com;

(ii)	they must be received by the Company by the deadline stipulated in the first sentence in this section 4;
(iii)
they must not relate to issues that the shareholders’ meeting is required to vote on by law on the basis of a proposal by the directors or of a draft or report prepared by the directors, other than those stipulated by art. 125-ter, para. 1 of the TUF;

(iv)
ownership of the number of shares required to submit the request must be certified by a specific communication made by the intermediary with effect from the date of the request and sent to campari@pecserviziotitoli.it.

Requests must be accompanied by a report setting out the reasons for the suggested addition and any new items proposed. The report should be submitted by the same deadlines and using the same methods as for the request.
The Company shall give notice of validly formulated and submitted requests in the same manner as stipulated for publication of the notice of the meeting by 12 March 2020. The report prepared by the proposers, together with any observations made by the Company’s Board of Directors, will be made available to the public (according to the methods set out in section 10 below) by the same deadline.

5. Option to exercise voting rights by proxy
Each individual entitled to attend shareholders’ meetings and exercise voting rights (within the terms set out in section 2) may also exercise such rights via a proxy of his/her choice and to whom he/she has issued a valid written proxy pursuant to legislation. Proxy forms are available on the Company's website, http://www.camparigroup.com/en/investor/agm. Once duly completed and signed, forms can be sent via registered mail to the Company’s registered office, for the attention of the Corporate Secretariat, or by email to the certified email address: davidecamparimilano.ssg@pec.campari.com.
A proxy may also be granted to Computershare S.p.A., the Company's representative appointed pursuant to art. 135-undecies of the TUF, using the form available on the Company's website, http://www.camparigroup.com/en/investor/agm, and following the instructions given in the form for its transmission.
The proxy granted to Computershare S.p.A. in accordance with the first part of the previous section will be valid only for proposals for which voting instructions have been provided and may be effectively revoked only within the deadline set out in that section.

6. Postal or electronic voting
There are no procedures for postal or electronic voting.

7. Reconstitution of the Board of Auditors
Pursuant to Article 27 of the Statute, the Board of Auditors shall comprise three statutory Auditors and three alternate Auditors.
Following the resignation by one of the statutory Auditors, previously appointed by the Shareholders' Meeting held on 16 April 2019 as a candidate of the list presented by the majority shareholders, it is required to proceed with the integration of the Board of Auditors, appointing one alternate Auditor. The above resolution shall be adopted, in accordance with the quorum required by law, without the adoption of the “list voting system”, and in order to ensure a composition of the Board of Auditors in compliance with current laws and regulations.
Shareholders who intend to present their candidates for the position of alternate Auditor, shall submit the relevant nomination jointly with:
(i)	suitable documentation to prove the shareholder’s right to present its nomination; and
(ii)
comprehensive information concerning personal and professional qualities of the candidates, together with a declaration from the candidates themselves stating the possession of the requirements by law. The comprehensive information above shall include a list of positions hold as director and/or statutory auditor by the candidates in other companies pursuant to Article 148-bis of the Legislative Decree 58/98 and an acceptance’s letter signed by the candidate in which she/he declare to accept  the candidacy.

The Shareholders who intend to present their candidatures are invited to submit the comprehensive documentation above mentioned not later than 2 March 2020 by registered mail to the Company's registered office, to the kind attention of the Corporate Secretariat, or by certified email to: davidecamparimilano.ssg@pec.campari.com, so that the Company can make available to the public the information received through: its Company’s registered office, the SDIR at www.1info.it, and its web site.
The modus operandi above shall apply without prejudice to the shareholders’ right to present their nominations during the shareholders' meeting, as long as the above documentation containing all the comprehensive information is delivered jointly with the candidatures.

8. Withdrawal Right
The transfer of the Company’s registered office to Amsterdam (the Netherlands) and the transformation of the company form entitles shareholders who have not taken part in the adoption of the relevant resolution to exercise their right of withdrawal within fifteen days of the date of registration of the resolution of the shareholders’ meeting in the Companies' Register; this date will be made known by means of a notice published on the Company website http://www.camparigroup.com/it/investor/assemblea-azionisti and on a daily newspaper ‘MF-MilanoFinanza’.
In this regard, it should be noted that the redemption price for each Campari share, in relation to which the right of withdrawal is exercised, was determined in EUR 8.376 in accordance with the provisions of Article 2437-ter of the Italian Civil Code with reference to the arithmetic average of the daily closing prices published by Borsa Italiana S.p.A. in the six months preceding the date of publication of this notice of call. The payment of the redemption price due for the withdrawal and the settlement of the withdrawn shares purchased as part of the sale and offer procedure provided for under applicable law, will be conditional upon the completion of the transaction. The shares for which the right of withdrawal is exercised may not be sold or disposed of.
The execution of the aforementioned transfer of the Company’s registered office is conditional upon, among other things, the total amount to be paid by Campari to the shareholders who have exercised their right of withdrawal not exceeding a total of EUR 150 million.
Further information on the exercise of the right of withdrawal will be contained in the documentation relating to the transaction and will be made available on the website http://www.camparigroup.com/it/investor/assemblea-azionisti within the statutory time limits.

9. Special Voting Shares
In the context of the transfer of the Company’s registered office, the Company, following completion of the transformation into a Naamloze Vennootschap under Dutch law, will adopt an increased voting mechanism in order to maintain and further strengthen a stable long-term committed shareholder base (the Special Voting Mechanism).
Consistently with the provisions of the articles of association currently in force, pursuant to the Special Voting Mechanism shareholders of Campari who, as of the effective date of the transaction, are holders of the increased voting benefit pursuant to article 127-quinquies of the TUF (Initial Entitled Shareholders) will continue to be entitled to have 2 voting rights for each Campari ordinary share held. To such end, Campari will issue special voting shares A granting 1 voting right each (the Special Voting Shares A), in favor of the shareholders who have made a request in such regard (the Initial Assignment), in accordance with the "Terms and Conditions for the Initial Allocation of Special Voting Shares A" which will be made available on the Company’s website, http://www.camparigroup.com/en/investor/agm
Alternatively to the Initial Assignment, Special Voting Shares A will be issued and allocated to shareholders of Campari who as of the effective date of the transaction are not holders of the increased voting benefit pursuant to article 127-quinquies of the TUF, upon the expiry of two years of uninterrupted holding of the ordinary shares, as well as of continuous registration of the ordinary shares in a special register (the Subsequent Assignment). For the purpose of the Subsequent Assignment, consistently with the provisions of the articles of association currently in force, the calculation of the two years of uninterrupted holding of the ordinary shares will also take into account any previous period of registration in the special register established pursuant to article 127-quinquies, paragraph 2, of the TUF, provided that such entitled shareholders make a request in such regard in accordance with the "Terms and Conditions for the Initial Allocation of Special Voting Shares A" which will be made available on the Company’s website, http://www.camparigroup.com/en/investor/agm.

10. Access to relevant documents
Documentation relating to the items of the agenda, including the explanatory Board of Directors’ reports and the respective proposals for approval, will be made available to the public in accordance with the terms provided by applicable laws, at the Company's registered office, on the authorised storage mechanism ‘1Info’ accessible at the address: www.1info.it and on the Company’s website, http://www.camparigroup.com/en/investor/agm.
Pursuant to art. 2429 of the Italian Civil Code, the financial statements and/or summary statements of the subsidiaries and affiliates will be made available to the public solely at the Company's registered office and no later than 15 days before the meeting.
The Company’s bylaws is available on the Company’s website, https://www.camparigroup.com/en/governance/governance-system/laws, section “Governance”, under the item “By-laws”.

Sesto San Giovanni, 19 February 2020

Chairman of the Board of Directors
Luca Garavoglia

Disclaimer for U.S. investors
The transfer of the Company’s registered office to Amsterdam (the Netherlands) concerns the financial instruments of a foreign company. The transaction is subject to the disclosure obligations of a foreign country which differ from those of the United States.
It may be difficult for you to exercise your rights and any legal claim on the basis of the federal laws of the United States on financial instruments, since the issuer has its registered office in a foreign country and some or all of its executives and directors may be residents in a foreign country. You may not succeed in summonsing to legal proceedings a foreign company or its executives or directors before a foreign court for breach of the laws of the United States on financial instruments. It may be difficult to force a foreign company and its affiliates to comply with a decision issued by a United States court.
You must be aware of the fact that the issuer may purchase financial instruments outside the transaction, such as, for example, on the market or through private purchasers outside the market.